Exhibit 99.2

Q3 2015 Earnings Presentation 30 October 2015

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Not financial or product advice This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares, legal or tax advice. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the Information. You are solely responsible for seeking independent professional advice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information.

Disclaimers (continued) Disclaimer Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with our the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserve Estimates The Company’s Reserve estimates are calculated by Netherland, Sewell & Associates, Inc. as at 1 January 2015 in accordance with SEC guidelines. Although current market prices have fallen significantly, under SEC guidelines, the commodity prices used in the December 31, 2014 and December 31, 2013 reserve estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the period January 1, 2014 through December 1, 2014, and for the period January 1, 2013 through December 1, 2013, respectively, adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel used to calculate PV-10 at December 31, 2014 was down $1.94 per barrel from the average price of $93.42 per barrel used to calculate PV-10 at December 31, 2013. For natural gas volumes, the average Henry Hub spot price of $4.35 per million British thermal units ("MMBTU") used to calculate PV-10 at December 31, 2014 was up $0.68 per MMBTU from the average price of $3.67 per MMBTU used to calculate PV-10 at December 31, 2013. All prices were held constant throughout the estimated economic life of the properties.

Company Overview Superior Performance through Commodity Cycles Note: Above based on Company filings, press releases and 1 January 2015 NSAI reserve report. Market capitalization and enterprise value shown as of 23 Oct 2015, based on 30 September 2015 debt of $185mm and cash of $6.4mm; Production numbers represent YTD Q3 average daily production (1) Based on analysts’ consensus estimates (2) Excludes evaluation of the majority of the Company’s potential Woodford locations 2015 Company guidance (4) Includes New Standard acquisition which closed 7 August 2015. New Standard Energy reserves used in pro forma 1P reserves are as at 30 September 2014 and were evaluated by Netherland Sewell and Associates. Net acres: ~29,185 1P reserves: 7.8 mmboe(2) Production: 1,191 boed % operated: 59.1% % WI: 41.7% Counties: Logan, Noble and Garfield Greater Anadarko Mississippian / Woodford Net acres: ~40,000 1P reserves: 20.9 mmboe(4) Production: 6,743 boed % operated: 99.5% % WI: 70.1% Counties: McMullen, Dimmit, Atascosa, and Live Oak South Texas Eagle Ford Ticker: SEA (ASX Listed) Share count: 559.1 million Market capitalization: A$196 million Enterprise value: US$320.5 million 2015 consensus EBITDAX: $80.5 million(1) Proved reserves: 28.7 mmboe(4) SEC Pre-tax 1P PV-10: $532 million YTD 2015 daily production: 7,934 boed (64% oil) 2015 full year production guidance: 7,850 – 8,500 boed(3) 2015 capital expenditures: $90MM(3) Eagle Ford Focused Asset Base

YTD production of 7,934 Boe/d Company affirms 2015 full year production guidance of 7,850-8,500 Boe/d Fourth quarter estimated production of 7,500-8,500 Boe/d Average production of 6,710 Boe/d (net of royalties) in the third quarter of 2015 Lost ~900 boe/d of production due to a force majeure from its gas gatherer and facilities reconstruction projects YTD Adjusted EBITDAX of $52.9 million with a 72% margin Achieved YTD 2015 field costs of $9.28 per Boe Decreased G&A to $5.22 per Boe for YTD 2015 compared to $9.12 per Boe in 2014 (43% decrease) Accrual basis capital expenditures of $17.2 million during the quarter Capital expenditures for new wells (inclusive of facilities) of $10.9 million funded within Adjusted EBITDAX of $11.8 million 10.6 net Eagle Ford wells were in progress at quarter-end (most of which were Sundance operated) 3 net wells will be completed in Q4 2015 The Company expects the remainder to be completed in 2016 Completed acquisition of New Standard Energy’s Eagle Ford and Cooper Basin assets Added ~$95 million in liquidity by refinancing credit facilities with Morgan Stanley in Q2 $250 million committed and $185 million outstanding Approximately $71 million of liquidity at quarter-end Overview

Q3’15 production of 6,710 Boe/d, net of royalties, comparable to full year 2014 production of 6,635 Boe/d Reaffirm 2015 full year production guidance of 7,850 Boe/d to 8,500 Boe/d Realized oil price of $43.82/bbl and residue (dry) natural gas price of $1.40/mcf Quarterly Production and Revenue Trend Average daily production (Boe/d 6:1) and revenue Average daily production (Boe/d 6:1) (1) Wells shut-in due to installation of treatment facility to reduce or eliminate flare, Texas flooding and/or force majeure. Estimated lost production (1) ~1,358 ~1,349 ~641 ~838 ~1,419 Jan Feb Mar Apr May Jun Jul Aug Sept 0 2,000 4,000 6,000 8,000 10,000 12,000 2015 Monthly Production Boe/d 0 2,000 4,000 6,000 8,000 10,000 12,000 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 $50,000 Revenue (US$000s) & Production (Boe/d), net of Royalties Revenue BOEPD

Despite lower commodity prices during 2015 YTD, Adjusted EBITDAX Margin remained relatively high (72%) as compared to prior year (74%) Total year-to-date field costs have decreased from $11.27 / Boe in 2014 to $9.28 / Boe in 2015. Comprised of: Lease operating costs have increased slightly to $7.08 for YTD 2015 from $6.80/ Boe for the comparable 2014 period (5% increase) primarily due to one-time projects to reduce future operating costs Production taxes declined to $2.20 / Boe in YTD 2015 from $4.47 / Boe for the comparable 2014 period (51% reduction) Cash G&A costs declined to $5.22 / Boe for YTD 2015 from $9.12 / Boe for the comparable 2014 period Adjusted EBITDAX Trend EBITDAX and EBITDAX margin 0% 20% 40% 60% 80% 100% $- $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Adjusted EBITDAX Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%)

Year-to-date drilling, completions and well facilities capital expenditures within operating cash flow Year-to-date debt draws used to fund Field optimization projects that reduce lease operating expenses or increase sales Strategic leasehold acquisitions NSE US and Cooper Basin acquisition Year-to-date decrease in cash balance primarily due to pay down of 31 December 2014 current liabilities related to 2014 drilling and completion program Prudent Use of Cash - Operating within Cash Flow Comparative Sources and Uses of Cash (MM) Note: Capital expenditures and interest are calculated on accrual basis. Operating cash flow / EBITDAX $52.9 Operating cash flow / EBITDAX $86.1 Debt draws, net of financing fees $50.2 Debt draws, net of financing fees $49.4 Issuance of shares $68.5 Divestitures $119.2 Drilling, completion and facilities $51.0 Drilling, completion and facilities $243.5 Shared facilities and special project CapEx Leasehold acquisition and exploration Leasehold acquisition and exploration Acquisitions Acquisitions Interest paid Income taxes paid Paydown of 12/31 AP and accruals $53.9 Paydown of 12/31 AP and accruals $49.9 $- $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 $350.0 $400.0 Sources Uses Sources Uses YTD SOURCES AND USES OF CASH (MM) 2015 2014 Net decrease in cash $62.8 Net decrease in cash $46.0

Maintain focus on liquids while increasing control over quality and pace of development Operated production has increased from ~66% to over 90% over the two year period Liquid production has remained consistently in the high 70% to low 80% 2015E production of 8,150(1) boepd represents a 23% increase vs. 2014 70% decrease in planned capital expenditures during 2015E compared to 2014 proactively reacting to lower commodity prices 2015E capital plan substantially funded through cash flow from existing asset base Field optimization projects that reduce lease operating expenses or increase gas sales Amine treatment facility to reduce or eliminate flared natural gas production Installation of line power Compressor optimization Capital Plan Funded Through Cash Flow Drilling and Completion CapEx and Operating Cash Flow (1) Represents midpoint of estimated 2015 range. $- $50,000 $100,000 $150,000 $200,000 $250,000 $300,000 $350,000 2013 2014 2015E 2016E D&C CapEx Op Cash Flow

Liquidity and hedging Note: (1) The Company’s outstanding derivative positions include swaps totaling 469,000 Bbls and 780,000 Mcf, which are included in the weighted average floor value. 2015E millions Consensus EBITDAX 80.5 $ Cash interest (10.0) Operating cash flow 70.5 $ Development cap ex (90.0) $ New leases (15.0) NSE acquisition (15.0) Investing cash flow (120.0) $ Debt draws 55.0 $ Financing cash flow 55.0 $ 2015 net cash flow 5.5 $ Cash 6.4 $ Undrawn borrowing capacity 65 Liquidity at 30 September 2015 71.4 $ Year Units (Bbls) Floor (1) Ceiling Units (Mcf) Floor (1) Ceiling Q4 2015 185,444 64.01 $ 78.75 $ 330,000 3.05 $ 3.20 $ 2016 557,023 57.77 $ 76.89 $ 1,080,000 2.86 $ 3.58 $ 2017 360,000 50.71 $ 79.92 $ 720,000 3.02 $ 3.90 $ 2018 252,000 55.32 $ 81.53 $ 450,000 3.14 $ 4.31 $ 2019 168,000 55.00 $ 87.71 $ 360,000 3.27 $ 4.65 $ Total 1,522,467 56.15 $ 80.24 $ 2,940,000 3.01 $ 3.86 $ Oil Derivative Contracts Gas Derivative Contracts Weighted Average Weighted Average

Core Eagle Ford Assets Drive Growth Through Commodity Cycles ~40,000(1) Net Mineral Acres Targeting the Eagle Ford ~40,000(1) acre position targeting the Eagle Ford ~14,000 net acres in McMullen county area ~7,000(1) net acres in Atascosa county ~19,000 net acres in Dimmit county YTD 2015 production of 6,743 Boe/d in EGFD 20.9 mmboe of proved reserves(1&2) Offset operators include: Anadarko, EOG, Chesapeake, Murphy, Pioneer, Swift and Talisman Drilled 4x 10,000’ laterals in Dimmit County Eagle Ford operator with substantial, high-quality drilling inventory and significant production growth profile Includes acquisition of New Standard Energy Eagle Ford assets which closed 7 August 2015. Based on 1 January 2015 NSAI reserve report. New Standard Energy reserves used in pro forma 1P reserves are as at 30 September 2014 and were evaluated by Netherland Sewell and Associates. Drilling year inventory based on two rig program drilling 36 net wells per year assuming 40-80 acre spacing EOG EOG EOG Newfield Chesapeake Murphy Anadarko SM-Energy Pioneer Pioneer Pioneer Conoco Conoco Cabot Chesapeake Chesapeake Talisman Talisman Marathon BHP -Petrohawk BHP -Petrohawk Chesapeake Marathon N Murphy Swift 50 miles Oil Window GOR < 750 Volatile Oil & Condensate Window Dry Gas Window McMullen Area Eagle Ford Acreage: ~21,000 net acres Dimmit Acreage: ~19,000 net acres Producing Eagle Ford wells color coded by Operator (as of April 2015)

21,000 net acres 82 wells drilled to date 39.0 gross / 24.0 net wells drilled in 2014 Includes 11 gross / 3.5 net Chesapeake operated wells 66 wells completed to date 32.0 gross / 24.4 net wells completed in 2014 6.0 gross / 5.0 net wells completed YTD 2015 15.0 gross / 7.6 net wells waiting on completion Asset Overview McMullen - Atascosa Area (~21,000 net acres) McMullen Area Eagle Ford Operators N 10 miles LEGEND SEA Acreage NSE Acquired Acreage Chesapeake Conoco EOG Marathon Murphy Newfield PetroHawk / BHP Pioneer Sundance Energy Talisman Swift EGFD Producers

~19,000 net acres 9 wells drilled to date 4.0 gross / 2.4 net wells drilled in 2014 5.0 gross / 5.0 net wells drilled YTD 2015 with average lateral length of ~9,300’ 6 wells completed to date 4.0 gross / 2.4 net wells completed in 2014 2.0 gross / 2.0 net wells completed YTD 2015 ~10,000' laterals for total estimated cost of $8MM/well with 330’ between wells Amman EFS 1H 24-hour IP of 918 boe/d Amman EFS 2H 24-hour IP of 640 boe/d 3.0 gross / 3.0 net well WOC at quarter end Asset Overview Dimmit County (~19,000 net acres) Dimmit Area Eagle Ford Operators N 10 miles LEGEND SEA Acreage Anadarko Eagle Ford Wells Chesapeake Eagle Ford Wells Newfield Eagle Ford Wells Talisman Eagle Ford Wells Murphy Eagle Ford Wells SEA Eagle Ford Wells Swift Eagle Ford Wells St. Mary Eagle Ford Wells

Dimmit: key horizontal well activity and completions Asset Detail Substituted GPI for lateral length Other offset operators include Buffco, El Toro, Exco, Gambit Resources, Lewis Petroleum, LoneStar, Patterson, Noble, Sanchez, SM Energy, Stonegate, and US Enercorp Sundance acreage Briscoe Catarina West 52H Vintage: May 2014 90-day IP: 689 boepd Lateral length: 5,865 (ft) Proppant: 672 (lbs per lat ft) Limmer Unit A Dim-4H Vintage: April 2013 90-day IP: 406 boepd Lateral length: 4,686 (ft) Proppant: 1,162 (lbs per lat ft) Maund Ranch 26 Unit-4H Vintage: August 2014 90-day IP: 656 boepd Lateral length: 5,104 (ft) Proppant: 1,995 (lbs per lat ft) Ammann EFS 1HA (Gen 4) 24-hour IP: 918 boepd 30-Day IP: 663 boepd Vintage: August 2015 Lateral length: 8,927 (ft)(1) Proppant: 2,125 (lbs per lat ft) Ammann EFS 2HA (Gen 4) 24-hour IP: 640 boepd Vintage: August 2015 Lateral length: 9,232 (ft)(1) Proppant: 2,078 (lbs per lat ft) Briscoe Ranch Unit C Dim 1H Vintage: August 2012 90-day IP: 498 boepd Lateral length: 6,761 (ft) Proppant: 1,179 (lbs per lat ft) South Spur State-1H Vintage: April 2010 90-day IP: 248 boepd Lateral length: 4,186 (ft) Proppant: 753 (lbs per lat ft) Towers Dim-A1H Vintage: January 2013 90-day IP: 431 boepd Lateral length: 4,611 (ft) Proppant: 1,125 (lbs per lat ft) Briscoe Ranch Unit A Dim 1H Vintage: May 2012 90-day IP: 243 boepd Lateral length: 4,714 (ft) Proppant: 1,212 (lbs per lat ft) Shook 503H (Gen 2) Vintage: December 2014 90-day IP: 310 boepd Lateral length: 6,037 (ft)(1) Proppant: 2,412 (lbs per lat ft) Shook 204H (Gen 2) Vintage: December 2014 90-day IP: 484 boepd Lateral length: 7,231 (ft)(1) Proppant: 2,771 (lbs per lat ft) Source: IHS Performance Evaluator and Sundance materials (2)

Appendix

Management Team Eric McCrady, Managing Director & CEO Eric was appointed CEO in April 2011 and Managing Director of the Board in November 2011. He served as CFO from June 2010 until becoming CEO. Eric has over 15 years of entrepreneurial experience with an extensive track record in investment evaluation and management, acquisitions and divestitures, strategic planning, general management, risk management, and capital formation with companies including The Broe Group, a private investment firm, GE Capital and American Coin Merchandising. Cathy Anderson, Chief Financial Officer Cathy was appointed CFO in December 2011. Cathy is a Certified Public Accountant with over 30 years experience, primarily in the oil and gas industry, in budgeting and forecasting, regulatory reporting, corporate controls, financial analysis and management reporting with various public and private companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Chief Operating Officer Grace was appointed Chief Operating Officer in July 2015 and VP of Exploration and Development in March 2013. She served as VP of Geology from September 2011. Grace has over 17 years of technical experience focused on geology resource play evaluation and development, exploration, well and completion design, and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land Mike was appointed VP of Land in March 2013. He served as Senior Land Manager from December 2010. Mike has over 30 years of senior land management experience including field leasing, acquisitions and divestitures, title, lease records, and management of a multi-rig drilling program with companies such as Cimarex and Texaco. Trina Medina, Vice President, Reservoir Engineering Trina was appointed VP of Reservoir Engineering in September 2015. Trina has over 20 years of broad reservoir engineering experience focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves with companies such as Newfield Stone Energy Corp, PDVSA (PDVSA E&P). Trina is a member and reviewer for SPEE. John Whittington, Vice President, Operations John was appointed VP of Operations in May 2014. He has over 20 years experience focused on the development and optimization of onshore US resource plays with a particular focus on completion optimization and production operations with companies including Triangle Petroleum, EOG, Schlumberger, and Apex Petroleum Engineering.

Operating costs used in this report are based on operating expense records of Sundance. Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity. Future net revenue is after deductions for Sundance's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor. Reserves are estimated in US dollars. US dollars are converted at 1.2258 USD/AUD. “1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate. “Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate. “2P Reserves” are defined as Proved Reserves plus Probable Reserves. “Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate. “3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves. “boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil. “m” is defined as a thousand. “mmboe” is defined as a million barrels of oil equivalent. Reserve report footnotes and definitions